Filed Pursuant to Rule 433
Registration No. 333-202354

BANK OF AMERICA CORPORATION

MEDIUM-TERM NOTES, SERIES M

C$1,000,000,000

2.604% FIXED/FLOATING RATE SENIOR NOTES, DUE MARCH 2023

FINAL TERM SHEET

Dated March 8, 2017

Issuer:	Bank of America Corporation (the “Issuer”)

Ratings of this Series:	Baa1 (Moody’s)/BBB+ (S&P)/A (Fitch)/A (DBRS)

Title of the Series:	2.604% Fixed/Floating Rate Senior Notes, due March 2023 (the “Notes”)

Aggregate Principal Amount Initially Being Issued:	C$1,000,000,000

Issue Price:	100.00

Trade Date:	March 8, 2017

Settlement Date:	March 15, 2017 (T+5)

Maturity Date:	March 15, 2023

Ranking:	Senior

Form and Denominations:	Book entry only through participants in CDS (global certificate). Minimum denominations of C$150,000 with integral multiples of C$1,000 thereafter.

Fixed Rate Coupon:	2.604% payable semi-annually in arrears from and including the Settlement Date to, but excluding, March 15, 2022 (the “Fixed Rate Period”).

Floating Rate Coupon:	The Bankers’ Acceptance Rate (as defined below) plus 112.5 basis points, payable quarterly in arrears from and including March 15, 2022, to but not including the Maturity Date (the “Floating Rate Period”).

Bankers’ Acceptance Rate:

“Bankers’ Acceptance Rate”, for any quarterly interest period, shall mean the average bid rate of interest (expressed as an annual percentage rate) rounded to the nearest one-hundred-thousandth of one percent (with 0.000005% being rounded up) for Canadian dollar bankers’ acceptances with maturities of three months which appears on the Reuters Screen CDOR Page as of 10:00 a.m., Toronto time, on the first Business Day of such quarterly interest period; provided that if such rate does not appear on the Reuters Screen CDOR Page on such day or if the Reuters Monitor Money Rates Service is not available or ceases to exist, the Bankers’ Acceptance Rate for such period will be determined using an Alternative CDOR Page as of an Alternative Time on such day. If no such Alternative CDOR Page is available on such day, the Bankers’ Acceptance Rate for such period shall be the average of the bid rates of interest (expressed and rounded as set forth above) for Canadian dollar bankers’ acceptances with maturities of three months for same day settlement as quoted by such of the Schedule I banks (as defined in the Bank Act (Canada)) as may quote such a rate as of 10:00 a.m., Toronto time, on the first Business Day of such quarterly interest period.

“Reuters Screen CDOR Page” shall mean the display designated as page “CDOR” on the Reuters Monitor Money Rates Service (or such other page as may replace the CDOR page on that service) for the purpose of displaying, among other things, Canadian dollar Bankers’ Acceptance Rates.

“Alternative CDOR Page” shall mean the display, designated as page “CDOR” on Bloomberg, or an equivalent service that displays average bid rates of interest for Canadian dollar bankers’ acceptances with maturities of three months.

“Alternative Time”, for any Alternative CDOR Page, shall mean the time of day at which such Alternative CDOR Page becomes available.

Interest Payment Dates:	During the Fixed Rate Period, March 15 and September 15 of each year, beginning September 15, 2017 and ending March 15, 2022, subject to adjustment in accordance with the following unadjusted business day convention; and during the Floating Rate Period, each of June 15, 2022, September 15, 2022, December 15, 2022 and March 15, 2023, subject to adjustment in accordance with the modified following business day convention (adjusted).

Day Count Fraction:	Fixed Rate Period: 30/360 when calculating interest for a full semi-annual interest period, and Actual/365 (Fixed), which is the actual number of days in the relevant period divided by 365, when calculating interest for any period that is shorter than a full semi-annual interest period (also known as Actual/Actual (Canadian Compound Method)).

Floating Rate Period: Actual/365 (Fixed), which is the actual number of days in the relevant period divided by 365.

Business Days:	New York, Charlotte, Toronto during the Fixed Rate Period and during the Floating Rate Period.

GoC Benchmark Curve:	CAN 0.50% 1MAR22 and CAN 2.75% 1JUN22

Spread to GoC Benchmark:	+137.8bps (+.7bps curve adjustment and .1bps delay adjustment) vs. the CAN 0.50% 1MAR22

Benchmark Yield:	1.226%

GoC Benchmark Price:	96.510

Reoffer Yield:	2.604%

Sales Restrictions:	Available for sale in Canada to accredited investors. Available for sale in the U.S. as the notes are registered with the SEC. Resales in Canada will be subject to resale restrictions.

Syndicate:	Merrill Lynch Canada Inc. (Joint Bookrunner)
BMO Nesbitt Burns Inc. (Joint Bookrunner)
RBC Dominion Securities Inc. (Joint Bookrunner)
Scotia Capital Inc. (Joint Bookrunner)
TD Securities Inc. (Joint Bookrunner)
CIBC World Markets Inc. (Co-manager)
National Bank Financial Inc. (Co-manager)

Listing:	None

Paying Agent:	BNY Trust Company of Canada

Clearing and Settlement:	CDS

CUSIP:	060505EZ3

ISIN:	CA060505EZ35

Redemption for Tax Reasons:	Yes

Optional Redemption:	The Issuer may redeem the Notes at its option, in whole, but not in part, on March 15, 2022, upon at least 30 calendar days’, but not more than 60 calendar days’ prior written notice to holders of the Notes, at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest, if any, thereon, to but excluding, the redemption date.

In addition, the Issuer may redeem the Notes, at its option, in whole at any time or in part from time to time, on or after March 16, 2018 (or, if additional Notes are issued after March 15, 2017, on or after the later of March 16, 2018 and six months after the issue date of such additional notes) and prior to March 15, 2022, upon at least 30 calendar days’ but not more than 60 days’ prior written notice to the holders of the Notes being redeemed as described in the prospectus, at a “make-whole”

redemption price equal to the greater of:

(i) 100% of the principal amount of the Notes to be redeemed; or

(ii) as determined by the quotation agent described below, the sum of the present values of the scheduled payments of principal and interest on the Notes being redeemed, that would have been payable from the applicable redemption date to March 15, 2022 (not including interest accrued to, but excluding, the applicable redemption date), discounted to the applicable redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the GOC Bond Yield plus 34 basis points, plus, in either case of (i) or (ii) above, accrued and unpaid interest on the principal amount of the Notes being redeemed to, but excluding, the applicable redemption date.

Notwithstanding the foregoing, any interest on the Notes being redeemed that is due and payable on an Interest Payment Date falling on or prior to a redemption date for such Notes will be payable on such Interest Payment Date to holders of such Notes being redeemed as of the close of business on the relevant record date according to the terms of such Notes and the Senior Indenture.

“GOC Bond Yield” on any date of determination means the arithmetic average of the interest rates quoted to the quotation agent by two major Canadian registered investment dealers (that are not the quotation agent) selected by the Issuer as being the annual yield to maturity on such date, assuming semi-annual compounding, which a non-callable Government of Canada bond would carry, if issued in Canadian dollars in Canada, at 100% of its principal amount on the applicable redemption date with a maturity date of March 15, 2022.

“Quotation agent” means Merrill Lynch Canada Inc., or its successor, or, if that firm is unwilling or unable to determine the GOC Bond Yield, a substitute Canadian investment bank, dealer or other financial institution appointed by the Issuer.

The GOC Bond Yield will be determined by the quotation agent as set forth above on the third business day immediately preceding the applicable redemption date.

Because Merrill Lynch Canada Inc. is an affiliate of the Issuer, the economic interests of Merrill Lynch Canada Inc. may be adverse to your interests as a holder of the Notes subject to our redemption, including with respect to certain determinations and judgments it must make as quotation agent in the event that we redeem the notes before their maturity pursuant to the “make-whole” optional redemption described above. Merrill Lynch Canada Inc. is obligated to carry out its duties and functions as quotation agent in good faith.

Calculation Agent (Floating Rate Period):	Merrill Lynch Canada Inc.

Bank of America Corporation (the “Issuer”) has filed a registration statement (including a pricing supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the lead manager will arrange to send you the pricing supplement, the prospectus supplement, and the prospectus if you request them by contacting Merrill Lynch Canada Inc. toll free at 1-800-294-1322. You may also request copies by e-mail from fixedincomeir@bankofamerica.com or dg.prospectus_requests@baml.com.